June 28, 2021

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust (811-05349), Goldman Sachs Trust II (811-22781) and Goldman Sachs MLP & Energy Renaissance Fund (811-22979) (together, the “Registrants”) — Review of Annual Report Disclosures

Dear Ms. Miller:

This letter responds to comments you provided telephonically to Matthew Barsamian and Ari Abramovitz of Dechert LLP on Tuesday, June 1, 2021, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrants (each, a “Fund”), relating to the fiscal years ended August 31, 2020, October 31, 2020, November 30, 2020 and December 31, 2020 (as applicable).1 We have reproduced your comments below, followed by our responses. References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

[1]

You reviewed the annual reports of the following Funds: (1) Goldman Sachs MLP & Energy Renaissance Fund; (2) Goldman Sachs Absolute Return Tracker Fund, Goldman Sachs Alternative Premia Fund, Goldman Sachs Balanced Strategy Portfolio, Goldman Sachs China Equity Fund, Goldman Sachs Clean Energy Income Fund, Goldman Sachs Commodity Strategy Fund, Goldman Sachs Defensive Equity Fund, Goldman Sachs Dynamic Global Equity Fund, Goldman Sachs Emerging Markets Equity Fund, Goldman Sachs Emerging Markets Equity Insights Fund, Goldman Sachs Energy Infrastructure Fund, Goldman Sachs ESG Emerging Markets Equity Fund, Goldman Sachs Global Infrastructure Fund, Goldman Sachs Global Real Estate Securities Fund, Goldman Sachs Growth and Income Strategy Portfolio, Goldman Sachs Growth Strategy Portfolio, Goldman Sachs Imprint Emerging Markets Opportunities Fund, Goldman Sachs Income Builder Fund, Goldman Sachs International Equity Dividend and Premium Fund, Goldman Sachs International Equity ESG Fund, Goldman Sachs International Equity Income Fund, Goldman Sachs International Equity Insights Fund, Goldman Sachs International Real Estate Securities Fund, Goldman Sachs International Small Cap Insights Fund, Goldman Sachs International Tax-Managed Equity Fund, Goldman Sachs Large Cap Growth Insights Fund, Goldman Sachs Large Cap Value Insights Fund, Goldman Sachs Managed Futures Strategy Fund, Goldman Sachs MLP Energy Infrastructure Fund, Goldman Sachs Real Estate Securities Fund, Goldman Sachs Rising Dividend Growth Fund, Goldman Sachs Satellite Strategies Portfolio, Goldman Sachs Small Cap Equity Insights Fund, Goldman Sachs Small Cap Growth Insights Fund, Goldman Sachs Small Cap Value Insights Fund, Goldman Sachs U.S. Equity Dividend and Premium Fund, Goldman Sachs U.S. Equity Insights Fund and Goldman Sachs U.S. Tax-Managed Equity Fund, each a series of Goldman Sachs Trust; and (3) Goldman Sachs GQG Partners International Opportunities Fund, Goldman Sachs Multi-Manager Alternatives Fund, Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Goldman Sachs Multi-Manager Real Assets Strategy Fund, Multi-Manager International Equity Fund, Multi-Manager U.S. Dynamic Equity Fund, Multi-Manager U.S. Small Cap Equity Fund, Goldman Sachs Target Date 2025 Portfolio, Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2035 Portfolio, Goldman Sachs Target Date 2040 Portfolio, Goldman Sachs Target Date 2045 Portfolio, Goldman Sachs Target Date 2050 Portfolio, Goldman Sachs Target Date 2055 Portfolio, Goldman Sachs Target Date 2060 Portfolio and Goldman Sachs Target Date Retirement Portfolio, each a series of Goldman Sachs Trust II.

June 28, 2021

1.

Comment: With respect to the Goldman Sachs MLP & Energy Renaissance Fund, Goldman Sachs MLP Energy Infrastructure Fund, Goldman Sachs Energy Infrastructure Fund and Goldman Sachs Clean Energy Income Fund, please explain why the name and signature of the audit firm is not included in the opinion. Please re-file the financial statements with the missing information.

Response: The Registrants note that amended versions of these reports, which contain opinions that include the signature and name of the audit firm, were filed with the SEC via EDGAR on June 24, 2021 (please refer to accession numbers 0001193125-21-198386 and 0001193125-21-198387).

2.

Comment: With respect to the Goldman Sachs Clean Energy Income Fund, please explain why the Fund reported a return of capital on Item B.23 of Form N-CEN but did not report a return of capital distribution in the Fund’s financial statements.

Response: The Registrant notes that Item B.23 of Form N-CEN asks whether a fund paid any dividend or distribution in the nature of a dividend payment required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder (a “19(a) Notice”). Section 19(a) and Rule 19a-1 require a fund to issue a written statement to its shareholders if the fund makes a distribution of which all or a portion of the payment is derived from certain specified sources, including, among other things, accumulated undistributed net profits from the sale of securities. The Goldman Sachs Clean Energy Income Fund issued a 19(a) Notice because a portion of its distributions were derived from realized gains from the sale of securities. The Fund did not make a distribution representing a return of capital during the fiscal year ended November 30, 2020.

3.	Comment: Please explain why the Goldman Sachs Global Infrastructure Fund reported a return of capital in the financial highlights but did not report a return of capital on Item B.23 of Form N-CEN.

Response: The Fund did not report a return of capital on its Form N-CEN because the Fund did not make any distributions that required the issuance of a 19(a) Notice during the fiscal year ended November 30, 2020. The Registrants evaluate each of the Funds’ distributions on a book basis for purposes of determining whether a portion of the payment is derived from a source that requires the issuance of a 19(a) Notice. On a book basis, none of the Fund’s distributions gave rise to a 19(a) Notice requirement. In contrast, the Fund’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and, on a tax basis, the Fund characterized a portion of its distributions as a return of capital during its fiscal year ended November 30, 2020, consistent with U.S. GAAP. Accordingly, while the financial statements report a return of capital, the Fund did not issue any 19(a) Notices during the fiscal year ended November 30, 2020 and answered “No” to Item B.23 of Form N-CEN.

4.

Comment: With respect to the Goldman Sachs Global Infrastructure Fund, the Staff notes that the Fund made a distribution that included a return of capital. Please refer to the instructions to Item 27(b)(7)(iii) of Form N-1A and, in future filings, please include in the Management Discussion of Fund Performance a discussion regarding the extent to which the Fund’s distribution policy resulted in a return of capital.

June 28, 2021

Response: The Registrant confirms that, for future filings, each Fund will include a discussion relating to distributions of capital in the Management Discussion of Fund Performance section of each Fund’s annual report in accordance with Item 27(b)(7)(iii) to Form N-1A.

5.

Comment: With respect to the Goldman Sachs China Equity Fund, Goldman Sachs International Tax-Managed Equity Fund and Goldman Sachs Global Infrastructure Fund (and with respect to any other Funds to which this comment is applicable), in addition to the categorization by geographic region, please report any other significant concentration of credit risk in future filings, as required by paragraphs 20 through 21 of FASB ASC 825-10-50. For example, an international fund that categorizes investments by country should also report a summary of its investments by industry if such concentration is significant.

Response: The Registrants note that significant concentration of credit risk, if any, is reflected in the bar charts labeled “Fund vs. Benchmark Sector Allocation” that appear in the Funds’ annual reports to shareholders. These charts depict the Funds’ allocations to various sectors and compare those allocations to the Funds’ benchmark indices. The Registrants believe that these charts provide substantively the same information as would be conveyed through further categorization of the schedule of investments in a manner that is more accessible and meaningful to investors and that also including this information in the schedule of investments would be unnecessarily duplicative.

6.

Comment: With respect to the Goldman Sachs GQG Partners International Opportunities Fund, the Staff notes that the Management Discussion of Fund Performance stated that the Fund did not use derivatives during the period. However, per the Fund’s financial statements, it appears the Fund did engage in forward foreign currency transactions. Please ensure that the Management Discussion of Fund Performance aligns with the financial statements in future filings.

Response: The Registrants confirm that they considered the Fund’s use of forward foreign currency transactions during the fiscal year and concluded that the amounts of those transactions were immaterial and, therefore, did not warrant discussion in the Management Discussion of Fund Performance.

7.

Comment: Please confirm whether each of the Goldman Sachs International Real Estate Securities Fund and Goldman Sachs Real Estate Securities Fund (each of which is classified as a “non-diversified company” in its prospectus) has operated as a diversified fund for an uninterrupted three-year period and thus has changed its status to that of a diversified fund. If so, please confirm that each Fund would obtain shareholder approval before changing its classification back to a non-diversified company.

Response: The Registrants confirm that the Funds are monitored to ensure that each non-diversified Fund has not operated as a diversified Fund for an uninterrupted three-year period. The Registrants further confirm that if a Fund that is classified as a non-diversified fund has been operating as a diversified fund for more than three years, the Fund will obtain shareholder approval prior to changing its status back to non-diversified.

8.

Comment: With respect to the Goldman Sachs Alternative Premia Fund, Goldman Sachs Managed Futures Strategy Fund, Goldman Sachs Absolute Return Tracker Fund and Goldman Sachs Commodity Strategy Fund (and with respect to any other Funds to which this comment is applicable), please include the terms of any collateral received or pledged pursuant to an enforceable master netting arrangement in the notes to the financial statements, pursuant to ASC 210-20-55-14. If collateral is restricted or can be resold, rehypothecated or repledged, this must be disclosed per applicable guidance.

June 28, 2021

Response: The Registrants are aware of the requirements of ASC 210-20-55-14. The Registrants apply a materiality threshold in determining whether it is appropriate to include disclosure regarding the terms of collateral received or pledged pursuant to an enforceable master netting arrangement. The Registrants confirm that the amounts of over-the-counter derivatives subject to master netting arrangements for the abovementioned Funds (and any other Funds to which the Staff’s comment is applicable) were below the materiality threshold for the relevant reporting periods.

9.

Comment: With respect to the Goldman Sachs Dynamic Global Equity Fund, please explain why the Fund has not made the required disclosure for items subject to a master netting arrangement pursuant to ASC 210-20-50-3 and 210-20-50-5.

Response: The Fund did not include such disclosure because the amount items subject to a master netting arrangement was below the Fund’s materiality threshold.

10.

Comment: With respect to the Goldman Sachs Multi-Manager Alternatives Fund, please explain why the notes to the financial statements do not include all related party disclosures pursuant to ASC 850-10-50-1. Particularly, in this case, the Fund did not disclose the aggregate percentage of fees paid to sub-advisers. For these purposes, the Staff considers all sub-advisory fees to be paid by the Fund even if they are paid by the primary adviser.

Response: The Registrants respectfully note that the Fund’s sub-advisers are not “related parties” of the Fund within the meaning of ASC 850. Accordingly, the Registrants do not believe that disclosure of sub-advisory fees is required in the notes to the Fund’s financial statements. The Registrants further note that, in accordance with Item 19 of Form N-1A, the Fund has disclosed the aggregate fees paid to sub-advisers in the Fund’s Statement of Additional Information and that this information is therefore available to shareholders.

* * *

We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Matthew Barsamian of Dechert LLP (202.261.3392) with any questions or comments concerning this correspondence.

Very truly yours,

Joseph F. DiMaria

Treasurer, Principal Financial Officer and Principal Accounting Officer

Goldman Sachs Trust

Goldman Sachs Trust II

Goldman Sachs MLP & Energy Renaissance Fund

cc:	Caroline L. Kraus, Goldman Sachs Asset Management

June 28, 2021

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Matthew E. Barsamian, Dechert LLP